EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Pebblebrook Hotel Trust:

We consent to the incorporation by reference in the registration statements on Form S-3 (File No. 333-171469) and Form S-8 (File No. 333-163638) of Pebblebrook Hotel Trust of our reports dated February 21, 2012, with respect to the consolidated balance sheets of Pebblebrook Hotel Trust as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years ended December 31, 2011 and 2010 and the period from October 2, 2009 (inception) to December 31, 2009, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Pebblebrook Hotel Trust.

/s/ KPMG LLP

McLean, Virginia
February 21, 2012